 Exhibit 99.1

First Mining Announces Appointment of New Chief Financial Officer

VANCOUVER, BC, Aug. 11, 2022 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce the appointment of Lisa M. Peterson as the Company's Chief Financial Officer effective September 16, 2022.

Lisa has over 14 years' experience within the mining, renewable energy, infrastructure, and professional services industries. Her most recent positions include serving as Chief Financial Officer of Libero Copper & Gold Corporation and Zacapa Resources Corporation. Lisa previously held the role of Vice-President of Corporate Reporting & Global Accounting at SkyPower Global, a large-scale, international, renewable energy developer, and provider. Prior to joining SkyPower Global, Lisa served 3 years at Barrick Gold Corporation as Chief of Staff Capital Projects and Chief of Staff of the Frontera District within their technical services, project development, and life of mine planning group. In these roles, she helped advance large-scale projects, liaised with stakeholders and joint venture partners, and performed value assurance reviews on the companies' operating and expansion assets. Prior to joining Barrick, Lisa spent 5 years working at KGHM leading their international Corporate Reporting group. Lisa started her career at KPMG. She is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Business Administration degree from Simon Fraser University.

Lisa will replace Andy Marshall, who will be leaving his role at First Mining, effective August 12, 2022, having notified the Company that he will be pursuing another opportunity in the mining industry.

"We would like to thank Andy for his service and dedication to First Mining. As the Company's longest standing employee, he has been a key part of the development of First Mining since 2015, and we wish Andy well in his future endeavours" stated Dan Wilton, CEO of First Mining. "We are very pleased to have Lisa join the First Mining team. Her background in mining and project development makes her a great fit with our focus on advancing Springpole and Duparquet gold projects. We know Lisa will be a great contributor to unlocking the value of our portfolio of world class gold assets".

About First Mining Gold Corp.

First Mining is a gold developer advancing a portfolio of gold projects in Canada, with our most advanced project being the Springpole Gold Project in northwestern Ontario, which is one of the largest undeveloped gold projects in Canada, and where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement ("EIS") for the project submitted in June 2022. First Mining also owns the Cameron, Duparquet, Duquesne and Pitt gold projects, all advanced-stage gold projects in Ontario (in the case of Cameron) and Québec. Our portfolio of gold project interests also includes the Pickle Crow gold project (being advanced in partnership with Auteco Minerals Ltd.), the Hope Brook gold project (being advanced in partnership with Big Ridge Gold Corp.), an equity interest in Treasury Metals Inc., and a portfolio of 21 gold royalties.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", "targeted", "advancing", "proving" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the date of appointment of Lisa M. Peterson as the Company's focus onChief Financial Officer and her future contributions in unlocking the value of the Company's portfolio of gold projects; (ii) the Company's plans with respect to advancing its assets towards production; (ii) timing for the submission of the EIS forportfolio of gold projects; (iii) Feasibility and permitting activities related to the Springpole Gold Project; and (iiiiv) realizing the value of the Company's gold projects for the Company's shareholders. All forward-looking statements are based on First Mining'sthe Company's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors.  Such factors include, without limitation: the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approval for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; Such factors include, without limitation: the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2021 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

View original content to download multimedia:https://www.prnewswire.com/news-releases/first-mining-announces-appointment-of-new-chief-financial-officer-301603735.html

SOURCE First Mining Gold Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2022/11/c2345.html

%CIK: 0001641229

For further information: Investor Relations, Toll Free: 1 844 306 8827, Email: info@firstmininggold.com, www.firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 11-AUG-22